Exhibit (a)(5)(iv)

NEWS RELEASE

VIRTUS GLOBAL DIVIDEND & INCOME FUND INC.

ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

HARTFORD, CT, June 26, 2017 – The Virtus Global Dividend & Income Fund Inc. (NYSE: ZTR) announced today that its tender offer for 1,283,635.68 of its issued and outstanding shares of common stock, representing approximately 5 percent of its outstanding shares, expired at 11:59 p.m., New York time, on June 23, 2017.

Based upon current information, approximately 1,570,144.00 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the pro-ration for each tendering stockholder is estimated to be 81.753 percent of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased is anticipated to be announced on June 29, 2017 and payment for such shares will be made on or about June 30, 2017. The purchase price of properly tendered shares is 98 percent of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange (NYSE) on June 23, 2017, which is equal to $12.6714 per share

About the Fund

The Virtus Global Dividend & Income Fund Inc. is a diversified closed-end fund that seeks to generate total return, consisting of capital appreciation and income. Virtus Investment Advisers is the adviser to the fund and Kayne Anderson Rudnick and Newfleet Asset Management are subadvisers. The fund’s investment strategy has a current target allocation of 60 percent equities, incorporating Kayne Anderson Rudnick’s global dividend yield strategy, and 40 percent fixed income, using Newfleet’s multi-sector core plus strategy. The fund also pursues an options income strategy whereby it purchases and sells out-of-the money puts and calls, creating an options spread.

Virtus Investment Advisers Inc. | 100 Pearl Street | Hartford, CT 06103

Virtus Global Dividend & Income Fund - 2

For more information about the fund, contact Shareholder Services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the closed end fund section on the web at www.virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a discount to their net asset value.

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For Further Information:	Media Relations:

Shareholder Services (866) 270-7788 closedendfunds@virtus.com	Joe Fazzino Virtus Investment Partners 860-263-4725

Virtus Investment Advisers Inc. | 100 Pearl Street | Hartford, CT 06103